

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 24, 2009

Gerald E. Brock
Chief Executive Officer
WindTamer Corporation
6053 Ely Avenue
Livonia, New York 14487

   Re: **WindTamer Corporation**
     Registration Statement on Form S-1
     Amended August 11, 2009
     File No. 333-157304

Dear Mr. Brock:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1. Please tell us why your disclosure in response to prior comment 1 describes as disclosure "below" information that is not included in the prospectus. Do you intend to deliver the S-1 Part II disclosure with your prospectus? If not, why do you believe that the prospectus should describe that information as "below"?

Our agreement with an early stage company for the order…, page 4

2.   We note your revisions in response to prior comment 4 and your statement that
        you "do not believe any material liability will result from the failure to meet this
        deadline." However, we also note your disclosure in the fourth paragraph on page
        8 that your failure to deliver the prototype "could result in material liabilities to
        [you]." If you are aware of material liabilities that could result if you are deemed
        to be in breach of the contract, please revise your risk factor disclosure to reflect
        such possible liabilities. Otherwise, please reconcile your risk factor disclosure
        with your disclosure on page 8.

Selling Stockholders, page 20

3.   We note your response to prior comments 8 and 9.

        •   From the text you currently use in the footnotes to the table, including
            footnote 2, it is unclear whether the offered shares already have been acquired
            upon exercise of options or currently underlie outstanding options. Based on
            you response 11 in your letter dated July 16, 2009, we understand that all of
            the offered shares have been acquired by the selling stockholders upon
            exercise of options. Please revise for clarity.

        •   Refer to the July 2009 option grants mentioned on page F-21. With a view
            toward clear disclosure regarding your relationships with the selling
            stockholders and related parties, please tell us who received the options and
            the consideration that the investor provided for the options.

4.   We are unable to agree with your position in response 9 that the private placement
        is complete *for purposes of the federal securities laws*. We note for example:

        •   the statements in the November 2008 option agreement that the options were
            issued "[i]n consideration of…the services provided and to be provided…";

        •   your statement in the last paragraph of your response to prior comment 9 that
            the consideration for the services being provided remains the stock options;
            and

        •   your disclosure on page 20 that "[t]he consulting agreement does not have a
            specific term although the Company anticipates through the grant of this
            equity incentive that services would be performed over the term of the
            option."

            Section 5 of the Securities Act generally requires that a private placement of
            securities be complete before filing a resale registration statement related to those

securities. Please refer to prior comment 12 from our letter issued May 18, 2009. Please withdraw your resale registration statement; you may re-file the registration statement after the private placement is complete. Otherwise:

- identify the selling shareholders as underwriters in the registration statement; and

- disclose the fixed price at which the underwriters will sell the securities for the entire duration of the offering.

Shares Eligible for Resale, page 22

5.   Refer to response 54 in your letter dated March 30, 2009. Please note that the Rule 144 holding period does not commence until the full purchase price or other consideration is paid or given by the acquirer. See Rule 144(d)(1)(iii). Since the consultants have not given all consideration due to you under the stock option agreement, please consider all applicable Rule 144 restrictions when contemplating resale eligibility and related disclosure.

Financial Statements, page F-1

Note 8 – Stock Based Compensation, page F-10

6.   We note your response to prior comment 9 in which you state that you immediately expensed the stock options granted to consultants. We further note that the board of directors expected that the consultants would perform future services to the company. Please tell us how you determined the appropriate time period to recognize the related compensation expense related to these future services in accordance with paragraph 39 of SFAS 123(R).

Additional Disclosure

7.   We note the information under the caption "Additional Disclosure" in your response letter and your conclusion that it need not be disclosed. It is unclear how you conclude that transaction was not one in which "the registrant was or is to be a participant" as contemplated by Regulation S-K Item 404 given that the transaction involved your CEO and related to an agreement to which the registrant was to be a party. Regardless, it is unclear how you conclude that investors can adequately evaluate your current disclosure regarding your contract with Alternative Wind Resources without the information provided in your letter; see Rule 408. Therefore, please disclose in an appropriate section of your prospectus the substance of the information currently included under the "Additional Disclosure" caption in your response letter. In your disclosure in response to this comment and elsewhere, please avoid referring to Alternative Wind Resources

Gerald E. Brock
WindTamer Corporation
August 24, 2009
Page 4

merely as "AWR." Please also furnish a copy of the memorandum of understanding.

<u>Exhibits</u>

8.	Please confirm the accuracy of your incorporation by reference of exhibits. For example, your disclosure regarding the location of exhibit 10.9 appears to be incorrect.

*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Tara Harkins at (202) 551-3639 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Gregory W. Gribben, Esq. – Woods Oviatt Gilman LLP